NEWS RELEASE

CIBC annual financial statements available on SEDAR

TORONTO, December 13, 2004 — CIBC today announced that it has filed its audited annual financial statements with the Canadian securities regulators and that they are available online to the general public at www.cibc.com and www.sedar.com. The print version of CIBC’s 2004 Annual Accountability Report, including the audited annual financial statements, will be mailed to CIBC shareholders in January, 2005. Any shareholder who wishes to receive a copy of the audited annual financial statements in advance of the general mailing should contact investorrelations@cibc.com.

For more information please contact: Kathryn Humber, Senior Vice-President, Investor Relations, 416 980 3341, or Emily Pang, Senior Director, Investor & Financial Communication, 416 980 3512.